Exhibit 99.189

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2021

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through March 31, 2022, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the years ended December 31, 2021 and 2020. The financial statements and related notes of DeFi have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Please refer to the notes of the December 31, 2021 annual audited consolidated financial statements for disclosure of the Company’s significant accounting policies. The Company’s presentation currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Except for statements of historical fact relating to DeFi certain information contained herein constitutes forward-looking information under Canadian securities legislation. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward- looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form (“AIF”) filed with Canadian securities regulators. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

OVERVIEW OF THE COMPANY

The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company is a technology company bridging the gap between traditional capital markets and decentralized finance. The Company’s mission is to expand investor access to industry-leading decentralized technologies which it believes lie at the heart of the future of finance. On behalf of its shareholders and investors, it identifies opportunities and areas of innovation, and builds and invests in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. The Company does so through three distinct business lines: DeFi ETPs, DeFi Ventures and DeFi Infrastructure.

The Company’s consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

INVESTMENT PILLARS

DeFi generates revenue through three core pillars:

DeFi ETPs

The Company, through its 100% ownership of Valour Inc. (“Valour”), is developing Exchange Traded Notes (“ETNs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETNs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.

DeFi Venture

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

DeFi Infrastructure

The Company’s DeFi Infrastructure line of business offer governance services and products within the DeFi ecosystem. The Company uses its expertise in DeFi to offer node management of decentralized protocols to support governance, security and transaction validation for their networks.

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2021 AND SUBSEQUENT EVENTS:

◾
On January 21, 2021, the Company’s common shares started trading on the NEO Exchange. The Company began to trade under the symbol DEFI upon listing on NEO Exchange. In conjunction with this uplisting, the Company arranged for the delisting of the Company from the TSX Venture Exchange effective the close of trading on January 20, 2021.

◾
On February 3, 2021, the Company announced that Thibaut Ceyrolle, EMEA (Europe, Middle East and Asia) founder and vice-president of Snowflake Inc., joined the board of advisors of Company. Mr. Ceyrolle has a wealth of experience in growing and scaling software and cloud industries companies for more than 20 years.

◾
On February 16, 2021, the Company appointed Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was founder and CEO at Secfi Inc., the first platform offering financing secured by private company stock.

◾
On February 18, 2021, the Company appointed Teeka Tiwari as executive chairman of advisory board of the Company. Mr. Tiwari, as an investment analyst, is credited as being one of the first experts to explore cryptocurrencies.

◾	On February 26, 2021, the Company changes its name to DeFi Technologies Inc.

◾
On March 3, 2021, the Company has appointed Anthony Pompliano as an adviser to the Company. Mr. Pompliano manages an investment portfolio valued at approximately $500 million. He is the managing partner at Pomp Investments and previously co-founded asset management firm Morgan Creek Digital. Mr. Pompliano hosts the popular Pomp Podcast and writes a daily letter to more than 135,000 investors about bitcoin and digital assets.

◾
On March 9, 2021, the Company closed a non-brokered private placement financing of an aggregate of five million common shares of the Company at a price of $2 per common share for gross proceeds of $10 million.

◾
On March 12, 2021, the Company launched a new security product, DeFi Governance. DeFi Governance seeks to work with decentralized networks, running nodes to provide governance to networks and validate transactions globally. DeFi Technologies' initial partnership with Shyft Network contributors will be for Defi Technologies to openly implement node servers for its KYC decentralized network with the intention of becoming one of the initial globally distributed set of governance parties. The Shyft Network is building the first of its kind identity layer for decentralized finance so that participants and transacting institutions can provide additional transparency by identifying both sides of a transaction instantaneously and securely. In connection with running one of the consensus nodes, Defi Technologies can receive rewards from securing transactions on the Shyft Network as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network.

◾	On April 1, 2021, the Company acquired the remaining interest of Valour Structured Products, Inc and owns 100% of Valour.

◾
On April 7, 2021, the Company wholly owned subsidiary, Valour Structured Products, has launched Ethereum Zero, an exchange-traded product that comes with zero management fees. The Company believes Bitcoin Zero and ETH Zero will give every investor the ability to access both the bitcoin and ethereum markets.

◾
On April 21, 2021, the Company completed a share exchange transaction with Hive Blockchain Technologies Ltd. Pursuant to the transaction, DeFi Technologies issued 10 million common shares of Defi Technologies to Hive in exchange for four million common shares of Hive. In addition to the transaction, Hive and Defi Technologies created a partnership surrounding the decentralized finance (Defi) ecosystem with specific applications around Ethereum and miner extractable value (MEV). The new partnership, which follows three months of discussions, will enable Hive with a strategic stake in Defi Technologies and a broader partnership surrounding the Defi ecosystem with a specific focus on the Ethereum-based MEV space and developments surrounding it.

◾
On April 22, 2021, the Company completed its implementation of the Shyft network node and has become one of the main validators of the Shyft network. By becoming a validator on the network, the Company joined the Shyft Federation.

◾
On May 14,2021, the Company added Krisztian Toth to the board of directors and Russell Starr to the management team as head of capital markets. Mr. Toth is an experienced mergers and acquisitions lawyer and partner at the law firm of Fasken Martineau DuMoulin LLP, which is a leading international business law and litigation firm. Mr. Toth is also a director of a number of public companies, including Voyager Digital, a publicly listed crypto-asset broker that provides retail and institutional investors with a turnkey solution to trade crypto assets. Mr. Starr is an established chief executive officer, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and adviser focused on forging meaningful, high-stakes, high-return business development connections.

◾	On May 18, 2021, Valour Structured Products Inc., a subsidiary of Defi Technologies Inc., launched its Cardano exchange-traded product on the Nordic Growth Market (“NGM”) stock exchange.

◾
On June 1, 2021, Valour Structured Products Inc., a subsidiary of Defi Technologies Inc., launched its Polkadot ETP on the NGM stock exchange. The Valour Polkadot ETP enables investors to gain exposure to DOT, the native token of the Polkadot protocol, simply and securely, through their bank or broker.

◾
On June 14, 2021, the Company completed the acquisition of a 10-per-cent equity interest in SDK:meta, LLC, a privately held web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings.

◾
On June 16, 2021, the Company’s wholly owned subsidiary, Valour Structured Products, has signed a letter of intent with Arcane Crypto's wholly owned subsidiary, Arcane Assets AS, with the intention to explore the issuance and listing of an exchange-traded product (“ETP”) based on Arcane's cryptocurrency fund. The ETP would be the first to have a cryptocurrency fund as an underlying asset and the market provides exciting expansion possibilities for both the Arcane fund and Valour. Valour and Arcane Assets are working on a definitive partnership agreement and a plan for issuance and expect these to be completed later this year.

◾	On July 20, 2021, the Company appointed Russell Starr as executive chairman of the Company.

◾
On August 24, 2021, the Defi Technologies Inc. has joined the Defi Alliance. Launched in early 2020 as the Chicago Defi Alliance, the group provides mentorship and financing for early-stage tech teams working in the $70-billion decentralized finance sector. Other members of the 150 plus company alliance include Coinbase, Jump Capital, CMT Digital and Cumberland DRW, amongst others.

◾
On September 8, 2021, Defi Technologies Inc.'s wholly owned subsidiary, Valour Inc., hired Frances Edwards as its chief operating officer. Previously, Ms. Edwards spent more than six years at BlackRock, where she held titles such as director of iShares EMEA (Europe, the Middle East and Africa) ETP (exchange-traded product) engineering and, latterly, director, iShares EMEA COO from BlackRock.

◾
On September 16, 2021, Valour Inc., a subsidiary of Defi Technologies Inc., launched its Solana exchange-traded product on the Nordic Growth Market (NGM). The Valour Solana ETP enables investors to gain exposure to SOL, the native cryptocurrency in Solana's ecosystem, simply and securely, through their banks or broker.

◾
On October 4, 2021, the Company expanded its management team. Russell Starr, executive chairman of Defi Technologies, assumed the role of chief executive officer; Diana Biggs, previously CEO of Valour Inc., takes up a new role as Defi's chief strategy officer; and Johan Wattenstrom, co-founder and a director at Valour, becomes chief operating officer of the Company.

◾
On October 19, 2021, Defi Technologies Inc.'s subsidiary, Valour Inc., began trading its Bitcoin Zero and Ethereum Zero products on the Boerse Frankfurt Zertifikate AG. The listing of Valour's cardano, polkadot and solana ETPs will follow shortly.

◾
On October 28, 2021, Defi Technologies Inc.'s subsidiary, Valour Inc., an issuer of digital asset exchange-traded products (ETPs), began trading Valour Uniswap on the Borse Frankfurt Zertifikate AG. The Valour Uniswap ETP enables investors to gain exposure to UNI, the native token of the world's largest decentralized exchange, Uniswap, simply and securely, via their bank or broker.

◾
On November 1, 2021, Defi Technologies Inc.'s subsidiary, Valour Inc., an issuer of digital asset exchange-traded products (ETPs), has appointed Tommy Fransson to the role of chief executive officer starting Jan. 1, 2022. Mr. Fransson was previously at the Nordic Growth Market (NGM) where he was deputy chief executive officer for 10 years and head of the Nordic Derivatives Exchange. Mr. Fransson will replace Diana Biggs, who will move to Defi Technologies, Valour's parent company, in the role of chief strategy officer.

◾
On November 3, 2021, Defi Technologies Inc. will deliver its real-time cryptocurrency pricing data to the Pyth network, a decentralized financial market data distribution platform. The Pyth network has clearly seen impressive growth, onboarding some of the world's largest trading firms and reputable regulated exchanges to help connect market data to any smart contract. Defi Technologies joins this exciting community of market leading trading firms including Jump Trading Group, Two Sigma Securities, DRW Cumberland, and Susquehanna with a shared vision in accelerating the growth of the decentralized finance ecosystem

◾
On November 10, 2021, the Company filed its Form 40-F registration statement with the United States Securities and Exchange Commission, fulfilling a significant milestone in the process for the Company to list its common shares on the Nasdaq Stock Market. The listing of the Company's common shares on the Nasdaq remains subject to the approval of the Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the Form 40-F being declared effective by the SEC.

◾
On November 11, 2021, Defi Technologies Inc.'s wholly owned subsidiary, Valour Inc., has surpassed US$374 million in assets under management (“AUM”). This achievement marks an exceptional first 10 months of 2021, as AUM increased more than 3883% since the beginning of the year. With the recent market expansion to Germany and anticipated listing on Euronext, the Company expects continued strong growth of Valour's AUM.

◾	On November 15, 2021, the Company announced it will contribute to the mission of the decentralized finance ecosystem by running Solana nodes, acting as an independent validator for the network.

◾
On November 18, 2021, the Company selected Bison Trails to expand its secure Node infrastructure. Bison Trails is a leading blockchain and infrastructure platform-as-a-service company that will secure infrastructure for both staking and development capabilities across multiple blockchains.

◾	On Nov 22, 2021, the Company began staking Blocto Tokens and continues the expansion of its Infrastructure and Governance business across various blockchains.

◾
On November 29, 2021, the Company announced that Uniswap exchange traded products were to begin trading on the Nordic Growth Market, the Uniswap enables institutions and individuals to invest as easily as buying shares from a bank or a broker.

◾
On December 1, 2021, the Company deployed a Solana validator node that will act as an independent validator for the network. In connection with running the node, DeFi Technologies can receive rewards from securing transactions on Solana as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network. In addition, the Company is participating in staking, thereby earning staking rewards.

◾
On December 15, 2021, the Company announced that Valour Inc. has listed two of its Exchange- Traded Products ("ETPs") on the Euronext exchange in Paris and Amsterdam. Listing these and other ETPs on Euronext will expand the company's European footprint and allow it to provide a larger investor base with access to digital assets via mainstream investment channels.

◾
On December 16, the Company announced that its wholly owned subsidiary, Valour Inc received the approval to distribute its Top 10 Digital Asset and Top 5 DeFi ETPs.The approval enables Valour Inc. to distribute the ETP's in the Swedish and EU markets.

◾
On January 5, 2022, the Company announced its preferred partnership agreement with SEBA Bank AG (“SEBA”), a leading global private Swiss Crypto Bank. SEBA is a fully integrated, FINMA licensed, digital assets banking platform providing a seamless, secure, and easy-to-use bridge between digital and traditional assets.

◾	On January 12, 2022, the Company announced it is co-leading an investment of CHF25 million and will receive a seat on SEBA’s Board of Directors.

◾	On January 26, 2022, the Company was added to CoinShares Blockchain Global Equity Index, administered by Solactive AG.

◾	On February 1, 2022, the Company announced that Valour Inc. received approval to begin trading Solana ETP on the Frankfurt Stock Exchange.

◾
On February 16, 2022, the Company received approval from the Nordic Growth Market stock exchange for the listing of two new ETPs, Valour Terra (“LUNA”) SEK and Valour Avalanche (AVAX) SEK, these products were launched on February 28, 2022.

◾	On February 17, 2022, the Company entered into a strategic partnership with RockX to provide staking yield through financial products.

◾	On March 21, 2022, the Company created a special purpose vehicle to support distribution of an asset-backed product program.

DIGITAL ASSETS

As at December 31, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of $370,053,740 (December 31 - $636,600). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value for Bitcoin, Cardano, Ethereum, Polkadot, Solana and Uniswap is determined by taking the price at 17:30 CET from Kraken, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the ETP. Fair value for the other digital assets is determined by taking last closing price for the day (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

	December 31, 2021		December 31, 2020
	Quantity	$	Quantity	$
Binance Coin	0.3000	197	-	-
Bitcoin	1,837.5692	112,052,901	-	-
Ethereum	18,666.2358	89,582,049	-	-
Cardano	34,447,996.7900	59,079,245	-	-
Polkadot	1,133,717.2970	40,213,624	-	-
Solana	294,114.51	65,591,792	-	-
Mobilecoin	2,854.9570	35,506	-	-
Shyft	1,137,025.7440	616,106	-	-
Uniswap	66,993.0000	1,557,232	-	-
USDC		4,063	-	636,600
USDT		8,055	-	-
Current		368,740,770	-	636,600
Blocto	251424.91250	607,519	-	-
Maps	285713.00000	92,478	-	-
Oxygen	400000.00000	352,266	-	-
Saffron.finance	86.21000	24,850	-	-
Clover	190000.00000	118,032	-	-
Sovryn	13916.67000	117,771	-	-
Volmex	2925878.00000	54	-	-
Long-Term		1,312,970		-
Total Digital Assets		370,053,740	-	636,600

The Company has classified digital assets as long-term where the digital assets acquired via a SAFT agreement have terms where the digital assets are to be released over time. SAFT is a contractual investment agreement that involves the agreement of the authorized investors to finance the crypto developers’ projects in exchange for crypto tokens at a future date. The SAFT contract is deemed a hybrid instrument where the host is a prepayment denominated in the Company’s functional currency and the embedded derivative is crypto asset forward contract. The embedded derivative is measured at fair with fair value changes recorded within statement of income. As at December 31, 2021, the embedded derivative component aggregate to $284,404 (2020: nil).

The continuity of digital assets for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Opening balance	$636,600	$-
Digital assets acquired	729,666,919	636,600
Digital assets disposed	(331,176,366)	-
Realized gain on digital assets	2,291,313	-
Digital assets earned from staking, lending and fees	3,356,020	-
Net change in unrealized gains and losses on digital assets	(34,720,746)	-
	$370,053,740	$636,600

In the normal course of business, the Company enters into open-ended staking and lending arrangements with certain financial institutions, whereby the Company stakes and loans certain fiat and digital assets in exchange for interest income payable in the underlying digital assets loaned or staked. The Company can demand the repayment of the loans and accrued interest can be terminated with 5 days notice and staked coins can be returned on 1 days notice. The digital assets on staked or loan are included in digital assets balances above.

As of December 31, 2021, the Company has on loan or staked select digital assets and fiat to borrowers at annual rates ranging from approximately 0.82% to 12.00% and accrue interest on a monthly basis. The digital assets and fiat on loan or staked are measured at fair value through profit and loss.

As of December 31, 2021, digital assets and fiat on loan or staked consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Bitcoin	997.8835	$60,849,811	32%
Ethereum	8,541.8186	40,993,461	21%
Polkdot	906,950.6800	32,170,078	17%
Cardano	3,165,787.2520	5,429,411	3%
Solana	231,732.3502	51,679,668	27%
Euro	1,007.4710	1,450	0%
Total	4,315,017.4553	$191,123,879	100%

As of December 31, 2021, the digital assets on loan or staked by significant borrowing counterparty is as follows

	Interest rates	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Counterparty A	11.00%	154,942.2149	$5,385,193	3%
Counterparty B	1.50% - 12.0%	3,968,035.4883	73,623,935	39%
Counterparty C	4.0% - 5.125%	1,250.0000	20,043,867	10%
Counterparty D	2.85% - 4.25%	2,451.1958	37,044,530	19%
Counterparty E	2.10%	137,500.0000	235,816	0%
Counterparty F	0.82%-2.43%	5,838.5063	44,754,875	23%
Counterparty G	7.76%	45,000.05	10,035,662	5%
Total		4,315,017.4553	$191,123,879	100%

As of December 31, 2021, digital assets on loan or staked were concentrated with counterparties as follows:

	Geography	December 31, 2021
Digital and fiat currencies on loan:
Counterparty A	London, UK	3%
Counterparty B	London, UK	39%
Counterparty C	United States	10%
Counterparty D	London, UK	19%
Counterparty E	Switzerland	0%
Counterparty F	United States	23%
Counterparty G	United States	5%
Total		100%

For the year ended December 31, 2020, no digital assets were loaned or staked.

The Company’s digital assets on loan or staked are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan or staked with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of December 31, 2021, the Company does not expect a material loss on any of its digital assets on loan or staked. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

INVESTMENTS, AT FAIR VALUE, THROUGH PROFIT AND LOSS, AS AT DECEMBER 31, 2021

At December 31, 2021, the Company’s investment portfolio consisted of one publicly traded investments and seven private investments for a total estimated fair value of $10,275,906 (December 31, 2020 – three publicly traded investment and three private investments at a total estimated fair value of $3,585,983)

Public investments

At December 31, 2021, the Company’s one publicly-traded investments had a total estimated fair value of $18,146.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Silo Wellness Inc.**	(i)	403,250 common shares	40,325	18,146	100.0%
Total public investments			$40,325	$18,146	100.0%

**formerly known as Yukoterre Resources Inc
(i) Investments in related party entities

At December 31, 2020, the Company’s three publicly-traded investments had a total estimated fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,600	$22,000	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$665,740	100.0%
*	formerly QuestCap Inc.
*	formerly Yukoterre Resources Inc.
(i)	Investments in related party entities
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At December 31, 2021, the Company’s seven private investments had a total fair value of $10,257,760.

Private Issuer	Note	Security description	Cost	Fair Value	of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,140	36.6%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,049,779	20.0%
Earnity Inc.		85,142 preferred shares	130,946	198,356	1.9%
Luxor Technology Corporation		201,633 preferred shares	630,505	633,963	6.2%
SDK:meta, LLC		1,000,000 units	3,420,000	3,420,000	33.3%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	177,488	1.7%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	38,034	0.4%
Total private investments			$7,517,458	$10,257,760	100.1%

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$3,023,614	$2,920,243	100.0%
(i) Investments in related party entities

3iQ Corp (“3iQ”)

The Company acquired 187,007 shares of 3iQ through its acquisition of Valour. 3iQ is a leading bitcoin and digital asset fund manager. As at December 31, 2021, the holding of 3iQ was valued at $3,740,140 and the investment represented 0.8% of the total assets of the Company. A 10% decline in the fair market value of 3iQ would result in an estimated increase in loss to DeFi of $374,014.

Abaxx Technologies Inc. (NEO: ABXX)

The Company acquired 104,200 shares of ABXX through its acquisition of Valour. Abaxx is a financial technology business developing software tools which enable commodity traders and financial professionals to communicate. During Q2, 2021, Valour sold 84,300 shares of ABXX during for proceeds of $344,602 and realized gain of $10,073. During Q4, 2021 Valour sold its remaining 19,900 shares of ABXX for proceeds of $982,531 resulting in a realized gain $917,657. As at December 31, 2021, the Company had no investment in ABXX.

Brazil Potash Corp. (“BPC’)

BPC is a Canadian private company which engaged in the extraction and processing of potash ore, an essential input for agriculture in Brazil. During Q3, 2020, the Company acquired 404,200 common shares of BPC through the sale of its royalty interest. These shares were valued at US$3.75 per share for a total consideration of US$1,515,750 ($1,998,668). As at December 31, 2021, the holdings of BPC was valued at $2,049,779 for an unrealized gain of $119,926 and a cumulative unrealized gain of $51,111. The BPC investment represented 0.4% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to DeFi of $204,978.

Earnity Inc. (“Earnity”)

On December 3, 2021, the Company acquired 85,142 series A preferred shares of Earnity. Earnity is a group of dedicated fintech veterans who believe managing cryptocurrency should be a lot easier. The Company made an initial investment of $130,946 in exchange for the preferred shares, the investment was valued at $198,356 at December 31, 2021 resulting in an unrealized gain of $67,410. As at December 31, 2021, the Earnity investment represented 0.0% of the total assets of the Company. A 10% decline in the fair market value of Earnity would result in an estimated increase in loss to DeFi of $19,835.

Flora Growth Corp. (NSQ:FLGC’)

FLGC is a vertically integrated cannabis company focused on becoming the largest producer of low-cost naturally grown medicinal-grade cannabis oils and extracts in the world. During Q3, 2020, the Company acquired 1,010,500 common shares of FLGC through the sale of its royalty interest. During Q2, 2021. FLGC had a 3:1 share consolidation. During Q3, 2021, the Company sold FLGC for proceeds of US$2,069,258 ($2,614,922) realizing gain of US$1,278,459 ($1,615,589).

Hive Blockchain Technologies Ltd. (TSXV:HIVE)

HIVE’s operations are focused on the mining and sale of digital currencies. During Q2, 2021, the Company signed a share exchange agreement with HIVE and traded 10 million shares of the Company with 4 million shares of HIVE at a fair value of $16,000,000. During Q3 and Q4 2021 sold all 4 million shares of HIVE for gross proceeds of $15,653,503.36 realizing loss of $346,497. As at December 31, 2021, the Company had no investment in HIVE.

Luxor Technology Corporation (“LTC”)

LTC is building infrastructure to support the next generation of digital assets. During the year ended December 31, 2021, the Company subscribed US$162,500 ($203,874) in LTC for the rights to certain preferred shares of LTC. During Q3, 2021, these rights were converted into 25,204 series A preferred shares and 76,429 of series A-1 preferred shares. The investment was valued at $633,963 at December 31, 2021 resulting in an unrealized gain of $430,116. As at December 31, 2021, the LTC investment represented 0.1% of the total assets of the Company. A 10% decline in the fair market value of LTC would result in an estimated increase in loss to DeFi of $63,396.

Medivolve Inc. (NEO: MEDV)

MEDV is a company that focuses on commercializing technologies to help transform human health management. During the year ended December 31, 2021 the Company sold all 125,000 shares of MEDV resulting in a realized loss of $15,400. As at December 31, 2021, the Company had no investment in MEDV.

SDK:meta, LLC (“SDK”)

SDK is a privately held Web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings. During Q2, 2021, the Company signed a share exchange agreement with SDK and traded 3 million shares of the Company with 1 million membership units of SDK at a fair value of $4,050,000. As at December 31, 2021, the SDK investment represented 0.8% of the total assets of the Company. A 10% decline in the fair market value of SDK would result in an estimated increase in loss to DeFi of $405,000.

Sulliden (TSX: SMC)

Sulliden is a Canadian public company focused on generating value through the acquisition and development of quality mining projects in the Americas, in addition to identifying opportunities across industries for active investments. The Company acquired additional 1.0 million shares of Sulliden during 2020. The Company sold the entire holding of 9.1 million shares of SMC during Q1 2020 for gross proceeds of $737,139 realizing loss of $1,925,113 and a reversal of prior year unrealized loss $2,116,762. As at December 31, the Company does not hold any investment in SMC.

Silo Wellness Inc. (CSE: SILO)

In Q2, 2017, the Company invested $50,000 for 1 million shares of SILO. On September 20, 2019, SILO successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. The Company disposed 17,500 shares of SILO for proceeds of $1,400 realizing a gain of $525. In Q4 2021 the Company disposed of another 88,000 shares for proceeds of $6,160 resulting in a realized loss of $2,640. As at December 31, 2021 the remaining investment in SILO was valued at $17,709 resulting in an unrealized loss of $71,304 and a cumulative loss of $22,179. As at December 31, 2021, the SILO investment represented 0.00% of the total assets of the Company. A 10% decline in the fair market value of SILO would result in an estimated increase in loss to DeFi of $1,771.

Skolem Technologies Ltd. (“STL”)

STL is an Institutional DeFi trade execution platform. In Q4, 2020, the Company invested US$20,000 ($25,612) in STL for the rights to certain preferred shares of STL. During Q4, 2021, these rights were converted into 16,354 series A preferred shares. As such, the investment was valued at $177,488 at December 31, 2021 resulting in an unrealized gain of $151,876. As at December 31, 2021, the STL investment represented 0.00% of the total assets of the Company. A 10% decline in the fair market value of STL would result in an estimated increase in loss to DeFi of $17,478.

VolMEX Labs Corporation (“VLC”)

VLC is a protocol for volatility indices and non-custodial trading build on Ethereum. During Q1, 2021, the Company invested US$30,000 ($37,809) in VLC for the rights to certain preferred shares of VLC. The investment was valued at $38,034 at December 31, 2021 resulting in an unrealized gain of $225. As at December 31, 2021, the VLC investment represented 0.00% of the total assets of the Company. A 10% decline in the fair market value of VLC would result in an estimated increase in loss to DeFi of $3,803.

ACQUISITION OF DEFI CAPITAL INC.

On December 10, 2020, the Company acquired 49% of DeFi Capital (formerly known as DeFi Holdings Inc.) by issuing a total of 20,000,000 common shares of the Company to the shareholders of DeFi Capital in proportion to their pro rata shareholdings of DeFi Capital, in exchange for a 49% interest in DeFi Capital. The 20,000,000 common shares are fair valued at a price of $0.13 per share, based on the trading price of the common shares issued, for a total value of $2,600,000. On January 28, 2021, the Company acquired the remaining 51% of Defi Capital by issuing an additional 20,000,000 common shares of the Company. The 20,000,000 common shares are fair valued at a price of $0.99 per share, based on the trading price of the common shares issued, for a total value of $19,800,000. DeFi Capital is a company focused on investing, incubating, and managing trading technologies associated with the decentralized finance market. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Capital, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted of one intangible asset being brand name. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Capital.

The acquisition of DeFi Capital is being treated as an asset acquisition for accounting purposes as DeFi Capital does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were based on the fair value of consideration paid.

Purchase price consider paid:
Fair value of shares issued on December 10, 2020	$2,600,000
Fair value of shares issued on January 28, 2021	19,800,000
Fair value of shares issued	$22,400,000

Fair value of assets and liabilities assumed:
Brand Name	$22,406,968
Accounts payable	(6,968)
Total net assets aquired	$22,400,000

The Company assessed that it held significant influence over DeFi Capital after the initial acquisition on December 10, 2020 and as such has accounted for this 49% investment using the equity accounting method from December 10, 2020 to January 28, 2021.

Since the transaction is an asset acquisition, the Company did not remeasure the previously held equity interest in DeFi Capital when the remaining 51% equity interest in DeFi Capital was acquired.

During the year ended December 31, 2020, the Company did not record any equity loss during the year. No dividends or cash distributions were received by the Company from the associate during the year.

ACQUISITION OF VALOUR INC.

On February 12, 2021, the Company initially acquired 20% interest in Valour (formerly known as Valour Structured Products Inc.) by issuing 21,000,000 common shares and on April 1, 2021, the Company acquired the remaining 84% (including the 4% dilution of its previously held equity interest) in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange-traded certificates linked to various digital currencies and hedging thereof. The acquisition has provided the Company an entry into the exchange- traded certificates market.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Consideration for acquisition:
Fair value of previously held equity interest	$11,694,200
Fair value of shares issued on April 1, 2021	66,481,769
Total consideration for the acquisition	$78,175,969
Treasury shares acquired	(7,360,000)
Fair value of shares issued	$70,815,969

Fair value of net assets acquired:
Cash and cash equivalents	3,859,430
Amounts receivable	21,677
Investments at fair value through profit or loss	1,537,800
Digital assets	67,831,424
Prepaid expenses and accrued revenues	403,701
Property, plant and equipment	10,443
Right-of-use assets	53,899
Accounts payable and accrued expenses	(1,094,855)
ETP holders payable	(68,848,678)
Lease liabilities	(53,899)
Brand Name	20,383,000
24,103,942
Goodwill	46,712,027
Net assets acquired	$70,815,969

As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $78,175,969 based on the value of the common shares on the closing dates: January 19, 2021 and April 1, 2021.

The goodwill acquired as part of the Valour acquisition is made up of assembled workforce and implied goodwill related to Valour’s management and staff experiences and Valour’s reputation in the industry. It will not be deductible for tax purposes.

The carrying value of the Company’s interest in Valour held before the business combination amounted to $17,640,000. The Company recognized a loss of $5,945,800 as a result of measuring at fair value its 16% equity interest (20% less 4% dilution) in Valour before the business combination. The loss is included in other income in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2021. No acquisition-related costs were incurred in relation to the business combination.

The acquired business contributed revenue of $10,647,914 and net income of $4,707,541 to the group for the period from April 1, 2021 to December 31, 2021.

The revenue and net income of the combined entity for the current reporting period had the acquisition occurred at the beginning of the annual reporting period would be $13,481,643 and $6,158,594, respectively.

FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three and twelve months ended December 31, 2021, and 2020. They should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and twelve months ended December 31, 2021 and 2020 and related notes.

Three and twelve months ended December 31, 2021 and 2020

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Revenues
Realized and net change in unrealized gains and lossed on digital assets	(27,468,781)	-	(33,332,787)	-
Realized and net change in unrealized gains and lossed on ETP payables	27,079,461	-	37,908,556	-
Realized gain on derivative asset	284,604	-	284,604	-
Other trading income	73	-	16,865	-
Staking and lending income	2,430,432	-	3,356,032	-
Management fees	783,527	-	1,116,597	-
Node revenue	544,407	-	1,090,008	-
Realized gain (loss) on investments, net	972,255	-	(207,532)	(197,863)
Unrealized (loss) gain on investments, net	384,702	(216,972)	4,740,451	151,087
Gain on sale of royalties	-	-	-	2,998,002
Interest income	103,022	-	108,284	-
Total revenues	5,113,702	(216,972)	15,081,078	2,951,226
Expenses
Management and consulting fees	4,929,281	246,455	9,569,693	442,490
Share based payments	28,969,180	-	42,035,158	115,798
Income tax (recovery) Trade show (recoveries)	329 -	-	329 -	- (57,294)
Travel and promotion	745,255	11,470	2,234,553	19,972
Office and rent	566,661	23,346	1,810,540	92,371
Accounting and legal	294,154	45,225	837,611	84,600
Regulatory and transfer agent	148,819	10,148	501,467	18,273
Depreciation - property, plant and equipment	3,236	-	8,284	-
Depreciation - right of use assets	16,478	-	49,217	-
Amortization- intangibles	1,394,164	-	3,582,697	-
Finance costs	537,697	-	1,186,408	-
Transaction costs	491,877	-	1,315,775	1,592
Foreign exchange (gain) loss	(326,856)	16,129	15,481	17,816
Impariment loss	11,438,316	142,075	17,483,284	142,075
Total expenses	49,208,591	494,848	80,630,497	877,693
(Loss) income before other item	$(44,094,889)	$(711,820)	$(65,549,419)	$2,073,533
loss on deemed disposal of an associate	(5,945,800)	-	(5,945,800)	-
Net (Loss) income for the year	(50,040,689)	(711,820)	(71,495,219)	2,073,533
Other comprehensive loss
Foreign currency translation loss	38,130	-	241,064	-
Net (loss) income and comprehensive (loss) income for the year	$(50,002,559)	$(711,820)	$(71,254,155)	$2,073,533

For the three and twelve months ended December 31, 2021, the Company recorded a net (loss) of $(50,040,689) and $(71,495,219) ($(0.26) and $(0.37) per basic share) on total revenues of $5,113,702 and $15,081,078 compared to net (loss) income of $(711,820) and $2,073,533 ($(0.01) and $0.04 per basic share) on total revenues of $(216,972) and $2,951,226 for the three and twelve months ended December 31, 2020.

For the three and twelve months ended December 31, 2021, realized and net change in unrealized gains and loss on digital assets was $(27,468,781) and $(33,332,787) and realized and net change in unrealized gains and loss on ETP was $27,079,461and $37,908,556. Lower digital asset prices in Q4 2021 resulted in losses on our digital assets that was offset by gains on ETP payables due to the decreased share price of the ETPs.

The Company earned staking and lending income of $2,430,432 and $3,356,032 for three and twelve months ended December 31, 2021 compared to $nil for the same periods in 2020. The Company actively  stakes and lends its cryptocurrencies to earn additional revenue. Please see Digital Assets section for more details.

The Company had management fee revenue of $783,527 and $1,116,597 for three and twelve months ended December 31, 2021 compared to $nil for the same periods in 2020. In 2021, Valour launched four new ETP products – Cardano, Polkadot, Solana and UNI. Each of these products charge management fees of 1.9% per annum.

The Company had node revenue of $544,407 and $1,090,008 for three and twelve months ended December 31, 2021 compared to $nil for the same periods in 2020. In July 2021, the Company became one of the main node validators on the Shyft network. During the twelve months ended December 31, 2021, the Company earned 1,137,025.744 Shyft tokens for its services.

The Company had realized gain (loss) of $972,225 and $(207,532) on investments for the three and twelve months ended December 31, 2021 compared to $nil and $(197,863) for the same periods in 2020. The Company had unrealized gain (loss) of $384,702 and $4,740,451 on investments compared to $(216,972) and $151,087 in the prior year. The realized loss on investments were from the sale of SMC in Q1, HIVE in Q3 and Q4 and Silo Wellness and Medivolve Inc. in Q4 offset by gain from the sale of FLGC in Q3 and ABXX in Q2. The unrealized gain for the year ended December 31, 2021 consisted on the Company’s investment holding in BPC, Earnity, LTC, STL and VLC and the reversal of prior year loss in SMC and FLGC offset by unrealized loss on the Company’s investments holdings in SILO.

Gain on sale of royalties was $nil and $nil for the three and twelve months ended December 31, 2021 compared to $nil and $2,998,002 for the three and twelve months ended December 3,1 2020. In 2020, the Company sold two royalties.

Management and consulting fees were $4,929,281 and $9,569,693 during the three and twelve months ended December 31, 2021 compared to $246,455 and $442,490 during the same periods in 2020. Management and consulting fees are higher in 2021 as the Company made additions to the global management team, added new advisors and consultants. In addition, the Company granted a small bonus in Q1 2021.

Share based payments were $28,969,180 and $42,035,158 during the three and twelve months ended December 31, 2021 compared to $nil and $115,798 in the same periods in 2020. The Company granted 20,770,000 options and 11,125,000 of deferred share units to directors, officers and consultants of the Company during 2021 whereas 4.6 million options and no DSUs were granted in 2020.

Travel and promotion was $745,255 and $2,234,553 during the three and twelve months ended December 31, 2021 compared to $11,470 and $19,972 during the same periods in 2020. Corporate activities and business development increased in 2021 with the acquisitions of Valour and DeFi Capital.

Office and rent was $566,661 and $1,810,540 during the three and twelve months ended December 31, 2021 compared to $28,395 and $92,371 during the same periods in 2020 due to opening and acquiring new office locations in 2021.

Accounting and legal was $294,154 and $837,611 during the three and twelve months ended December 31, 2021 and $45,225 and $84,600 during the same periods in 2020 due to increased legal and auditing costs.

Regulatory and transfer agent costs were $148,819 and $501,467 during the three and twelve months ended December 31, 2021 compared to $10,148 and $18,273 during the prior periods in 2020 due to listing of the Company’s shares in NEO as well as applying to list its shares on OTC and Nasdaq markets.

Total depreciation and amortization was $1,413,878 and $3,640,198 for the three and twelve months ended December 31, 2021 from $nil in the prior periods. This relates to the equipment, right of use assets and intangible assets acquired as part of the acquisitions of DeFi Capital and Valour.

Finance costs were $537,697 and $1,186,408 for the three and twelve months ended December 31, 2021 from compared to $nil and $nil in the prior periods. The increase in financing costs related to trading of digital assets.

Transaction costs were $491,877 and $1,315,775 for the three and twelve months ended December 31, 2021 compared to $nil and $1,592 in the prior periods. The increase in transaction costs related to margin trading of digital assets as brokerage commission and ETP issuance costs.

Foreign exchange gain (loss) was $(326,856) and $15,481 for the three and twelve months ended December 31, 2021 compared to $16,129 and $17,816 in the prior period. The loss reflects the currency fluctuations in the Company’s assets and liabilities denominated in US dollars, British Pounds, Euro and Swiss Franc.

Impairment loss was $11,438,316 and $17,483,284 for the three and twelve months ended December 31, 20121 compared to $142,075 and $142,075 for the three and twelve months ended December 31, 2020. In 2021, the Company took an impairment on its brand name intangible asset acquired as part of the DeFi Capital acquisition.

Loss on deemed disposal of an associate was $5,945,800 and $5,945,800 for the three and twelve months ended December 31, 20121 compared to $nil and $nil for the three and twelve months ended December 31, 2020. The loss relates the Company acquiring the balance of Valour on April 1, 2021.

During the twelve months ended December 31, 2021, the Company used $326,919,241 in operations of which $1,633,080 was provided from the change of working capital, $2,185,226 used in purchase of investments, $649,502,651 was used to purchase digital assets offset by $19,290,229 provided from sales of investments and $331,176,366 was provided from the disposal of digital assets. During the comparative twelve months ended December 31, 2020, the Company used $2,194,946 in operations of which $90,612 was used in purchase of investment offset by $79,130 provided from sale of investments and $942,463 used in the change of working capital.

During the twelve months ended December 31, 2021, the Company provided $3,779,325 in investing activities compared to using $142,075 in the prior periods. These proceeds from investing activities were from the Valour acquisition.

During the twelve months ended December 31, 2021, $332,008,726 was provided from financing activities compared to $2,680,030 in the prior periods. The Company received proceeds of $729,048,754 from ETP holders, proceeds of $9,614,450 from private placement financing, $2,219,806 from exercise of warrants and $238,940 from exercise of stock options offset by $395,369,306 used for payments to ETP holders, $309,902 in share issuance costs and $13,434,017 used in NCIB purchases.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

DeFi relies upon various sources of funds for its ongoing operating activities. These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share and paid $309,902 in finders fees and other share issue costs.

DeFi used cash of $326,919,242 in its operating activities during the twelve months ended December 31, 2021. Included in cash used in operations are $2,185,225 used in the purchase of investment,
$649,502,651 used in the purchase of digital assets, $1,633,079 provided from the changes of working capital offset by $19,290,229 generated from proceeds on sale of investments and $331,176,366 generated from the disposal of digital assets. DeFi also provided $3,779,325 in investing activities mainly from cash acquired as part of the Valour acquisition. DeFi provided $332,008,726 in financing activities. Included in cash provided in financing activities are $729,048,754 from proceeds from ETP holders, $9,614,450 provided from private placement financing, $2,219,806 from the exercise of warrants and $238,940 from the exercise of options offset by $395,369,306 used for payments to ETP holders, $309,902 for share issuance costs and $13,434,017 used for repurchasing shares under the NCIB.

As at December 31, 2021, the Company’s sources of funds include the estimated fair value of its cash of $9,161,034, equity investments of $10,275,906 and digital assets of $370,053,740 offset by liabilities of $367,909,180.

Normal Course Issuer Bid (“NCIB”)

On April 13, 2021, the Company commenced a NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

During the year ended December 31, 2021, the Company purchased and cancelled 7,078,200 shares at an average price of $1.90 per share (2020 - $nil).

Subsequent to December 31, 2021, the Company repurchased 4,205,900 common shares for an aggregate price of $7,965,182 and incurred $120,813 in costs related to these repurchases. All repurchased shares are intended to be cancelled.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.

As at December 31, 2021, the Company had the following financial assets and liabilities denominated in foreign currencies:

December 31, 2021
	United States Dollars	British Pound	European Euro
Cash	$8,928,642	$-	$-
Receivables	32,065	-	-
Private investments	10,257,760	-	-
Prepaid investment	34,436	-	2,409,710
Accounts payable and accrued liabilities	(3,363,109)	80,782	-
ETP holders payable	(363,491,362)
Net assets (liabilities)	$(347,601,568)	$80,782	$2,409,710

As at December 31, 2021, United States Dollar was converted at a rate of $1.2678 (December 31, 2020 - $1.2732) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7132 (December 31, 2020 - $1.7381) Canadian Dollars to 1.00 British Pound. Euro was converted at a rate of $1.4391 (December 31, 2020 - $1.5608) Canadian Dollars to 1.00 Euro. Swiss France was converted at a rate of $1.3897 (December 31, 2020 - $1.4441)

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

◾	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
◾	to give shareholders sustained growth in value by increasing shareholders’ equity; while
◾	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

◾	raising capital through equity financings; and
◾	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the twelve months ended December 31, 2021.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of approximately $2,311,408 be made upon the occurrence of certain events such as a change of control.

Minimum commitments remaining under these contracts were approximately $739,610, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations. As at December 31, 2021, no amounts have been accrued related to such matters.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company is currently defending the matter and is reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position. On February 28, 2022, this claim was settled for $303,900.

In November 2021, the Company received a notice of application from two individuals seeking the enforceability of certain incentive stock option agreements between the respective individual and the Company and an additional $500,000 in punitive damages per individual. While the Company intends to defend the matter and is currently reviewing its options with regards to this action, the Company has maintained such incentive stock options pending the outcome of the action.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	2021	2021	2021	2021	2020	2020	2020	2020
Revenue	$5,113,702	$8,626,446	$(1,920,427)	$3,261,357	$(216,972)	$3,079,896	$283,910	$(195,608)
Net (loss) income and comprehensive (loss) income	(50,243,623)	$(2,077,424)	$(12,321,876)	$(6,852,296)	$(770,324)	$2,959,668	$215,140	$(330,952)
(Loss) income per Share - basic	(0.26)	$(0.01)	$(0.06)	$(0.04)	$(0.01)	$0.05	$0.01	$(0.01)
(Loss) income per Share - diluted	(0.26)	$(0.01)	$(0.06)	$(0.04)	$(0.01)	$0.05	$0.01	$(0.01)
Total Assets	459,690,575	$372,062,311	$261,772,737	$194,017,574	$7,296,044	$3,785,693	$740,725	$432,597
Total Long Term Liabilities	5,646	$22,048	$38,240	$Nil	$Nil	$Nil	$Nil	$Nil

SELECTED ANNUAL INFORMATION

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-21	31-Dec-20	31-Dec-19
(a) Net Revenue	$15,081,078	($46,776)	($831,560)
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$(71,495,219)	$2,073,533	$(1,507,338)
(ii) Income (loss) per share – basic	$(0.37)	$0.04	$(0.04)
(iii) Income (loss) per share – diluted	$(0.37)	$0.04	$(0.04)
(c) Total Assets	$459,690,575	$7,296,044	$636,459
(d) Total Liabilities	$367,909,179	$992,248	$1,802,024

OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

COMPENSATION OF DIRECTORS AND OFFICERS

During the year ended December 31, 2021, the Company paid or accrued $2,891,666 (2020 - $Nil) to directors of the Company and $6,361,178 (2020 - $76,844) to officers of the Company in fees and share- based compensation.

At December 31, 2021, the Company had $11,124 (December 31, 2020 - $2,543) owing to its current key management and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com

RELATED PARTY TRANSACTIONS

The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2021 and December 31, 2020.

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) of Investee	$2,049,779
Silo Wellness Inc.***	Former Director and Officer (Fred Leigh), Former Officer (Kenny Choi, Ryan Ptolemy) and common shareholders of investee	18,146
Total investment - December 31, 2021		$2,067,925

Investment	Nature of relationship to investment	Fair value
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) of investee	$1,929,853
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders of investee	22,000
Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy) of investeee	545,490
Silo Wellness Inc.***	Former Director and Officer (Fred Leigh), Officer	98,250
	(Kenny Choi, Ryan Ptolemy) and common shareholders of investee
Total investment - December 31, 2020		$3,560,519

Valour Inc. holds 4,000,000 common shares of the Company.

The Company has a diversified base of investors. To the Company’s knowledge, no related party holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of December 31, 2021 (December 31, 2020 – Forbes).

During the twelve months ended December 31, 2021, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

◾
The Company incurred $140,435 (2020 - $250,295) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers. The costs associated with this space are administered by 2227929 Ontario Inc. As at December 31, 2021, the Company had a payable balance of $nil (December 31, 2020 - $$80,183) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Fred Leigh, a former officer and former director of the Company, is also a director of 2227929 Ontario Inc.

◾
The Company incurred $120,000 (2020 - $120,000) for administration costs with Forbes & Manhattan, Inc. (“Forbes”). In August 2017, Forbes became an insider of the Company owning approximately 34.9%, at the time, outstanding shares of the Company through an acquisition of Quebec Gold royalty interests. On March 9, 2012, Forbes ceased to be an insider of the Company. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. During the twelve months ended December 31, 2021, Forbes received $75,000 bonus. As at December 31, 2021, the Company had a payable balance of $nil (December 31, 2020 - $22,600) with Forbes. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Forbes participated in the Company’s January 2021 private placement financing and subscribed an aggregate 189,900 shares for gross proceeds of $379,800. As at December 31, 2021, Forbes ceased to be an insider of the Company.

◾	Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($75,731) (December 31, 2020 - $76,872 expenses owed to Vik Pathak, a former director and officer of DeFi.

◾
In connection with the March 2021 private placement financing, an insider of the Company also subscribed 180,000 shares. A director and officer also subscribed 12,500 shares for gross proceeds of $25,000.

◾	In connection with the February 24, 2021 stock option grant, 500,000 options were granted to directors of the Company.

◾	In connection with the April 9, 2021 stock option grant, 1,000,000 options were granted to directors and officers of the Company.

◾	In connection with the May 18, 2021 stock option grant, 2,700,000 options were granted to directors and officers of the Company.

◾	In connection with the May 25, 2021 stock option grant, 450,000 options were granted to a director of the Company.

◾	In connection with the August 13, 2021 stock option grant, 650,000 options were granted to a director of the Company.

◾	In connection with the September 21, 2021 deferred share units grant, 4,200,000 deferred share units were granted to directors and officers of the Company.

◾	In connection with the December 31, 2021 deferred share units grant 100,000 deferred share units were granted to directors and officers of the Company.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

MANAGEMENT CHANGE

On February 16, 2021, the Company announced the appointment of Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was Founder and CEO at Secfi, Inc., the first platform offering financing secured by private company stock. Secfi raised two rounds of venture capital as well as a facility of US$550 million from a leading New York based hedge fund. Mr. Witvoet replaced Mr. Baizak as Chief Executive Officer of the Company. On October 4, 2021, Mr. Wiltvoet stepped down from the role of Chief Executive Officer and will focus on its new role as President of the Company.

On July 20, 2021, the Company announced the appointment of Russell Starr as Executive Chairman. Mr. Starr, who was serving as the Head of Capital Markets for DeFi Technologies is an established CEO, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections. On October 4, 2021, the Company announced that Mr. Starr will assume the role of Chief Executive Officer in addition to his role as Executive Chairman of the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has determined the carrying values of its financial instruments as follows:

◾	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.
◾
Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020.

◾	Digital assets classified s financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at December 31, 2021.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$18,146	$-	$-	$18,146
Privately traded invesments	-	-	10,257,760	10,257,760
Digital assets	-	4,063	-	4,063
December 31, 2021	$18,146	$4,063	$10,257,760	$10,279,969
Publicly traded investments	$567,490	$-	$98,250	$665,740
Privately traded invesments	-	-	2,920,243	2,920,243
Digital assets	-	636,600	-	636,600
December 31, 2020	$567,490	$636,600	$3,018,493	$4,222,583

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the period ended December 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	December 31, 2021	December 31, 2020
Balance, beginning of year	$636,600	$-
Purchases	-	636,600
Disposal	(632,537)	-
Balance, end of year	$4,063	$636,600

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the period ended December 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	December 31, 2021	December 31, 2020
Balance, beginning of year	$3,018,493	$-
Purchases	4,710,797	3,121,864
Transferred to Level 2	(1,051,233)	-
Realized and unrealized gain/(loss) net	3,579,703	(103,371)
Balance, end of year	$10,257,760	$3,018,493

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2021.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,049,779	Recent financing	Marketability of shares	0% discount
Earnity	198,356	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	633,963	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	3,420,000	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	177,488	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	38,034	Recent financing	Marketability of shares	0% discount
December 31, 2021	$10,257,760
Brazil Potash Corp.	$1,929,853	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	964,926	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	25,464	Recent financing	Marketability of shares	0% discount
Silo Wellness Inc,	98,250	Recent transaction price	Marketability of shares	0% discount
December 31, 2020	$2,920,243

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As as December 31 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31, 2021. As at December 31, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $374,014 change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to a non-arms length party of the Company. As at December 31, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2021. As at December 31, 2021, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $204,978 (December 31, 2020 +/- 192,985) change in the carrying amount.

Earnity Inc. (“Earnity”)

On December 3, 2021, the Company acquired 85,142 series A preferred shares of Earnity. As at December 31 2021, the valuation of Earnity was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2021. As at December 31 2021. a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $19,836 change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at December 31 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2021. As at December 31 2021. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $63,396 change in the carrying amount.

SDK:meta, LLC (“SDK”)

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company. As at December 31 2021, the valuation of SDK was based on the price of the Company’s shares on the closing date of issue of the share exchange agreement. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31 2021. As at December 31 2021, a +/- 10% change in the fair value of SDK will result in a corresponding +/- $342,000 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at December 31, 2020, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2020. As at December 31, 2020, a +/- 10% change in the fair value of STL will result in a corresponding +/- $2,546 change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at December 31, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at December 31, 2021. As at December 31, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $3,803 change in the carrying amount.

OUTSTANDING SHARE DATA

Authorized unlimited common shares without par value – 208,035,419 are issued and outstanding as at March 31, 2022.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non- redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at March 31, 2022

Stock options and convertible securities outstanding as at March 31, 2022 are as follows:

Stock Options:
19,558,100 with exercise price ranging from $0.09 to $3.92 expiring between December 18, 2022 and January 27, 2027.
Warrants:
19,432,810 with exercise price ranging from $0.05 to $0.25 expiring between June 12, 2022 and November 16, 2022.

Deferred shares units:
8,625,000 with vesting terms ranging from one year to two years.

SUBSEQUENT EVENTS

Subsequent to December 31, 2021, the Company settled a legal action with a former officer of the company resulting in a payment of $303,500.

Subsequent to December 31, 2021 the Company made a new portfolio investment investing CHF 25,000,000 in a series C financing round with SEBA Bank (“SEBA”), a global smart bank providing a fully universal suite of regulated banking services in the emerging digital economy. The Company also received a seat on SEBA’s board of directors as a result of this investment.

Subsequent to December 31, 2021 the Company repurchased under its NCIB program 4,205,900 common shares for an aggregate price of $7,965,182 and incurred $120,813 in costs related to these repurchases. All repurchased shares are intended to be cancelled.

RISKS AND UNCERTAINTIES

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2022 filed on SEDAR for a full description of the Company’s risks in addition to those highlighted below.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations. To date, COVID-19 has had minimal affect on the Company’s operations or on the Company’s ability to finance it operations.

Risks Relating to the Business and Industry of the Company

Staking and Lending of Cryptocurrencies, DeFi Protocol Tokens or other Digital Assets

The Company may stake or lend crypto assets to third parties, including affiliates. On termination of the staking arrangement or loan, the counterparty is required to return the crypto assets to the Company; any gains or loss in the market price during the period would inure to the Company. In the event of the bankruptcy of the counterparty, the Company could experience delays in recovering its crypto assets. In addition, to the extent that the value of the crypto assets increases during the term of the loan, the value of the crypto assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the counterparty and potentially exposing the Company to a loss of the difference between the value of the crypto assets and the value of the collateral. If a counterparty defaults under its obligations with respect to a loan of crypto assets, including by failing to deliver additional collateral when required or by failing to return the crypto assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the staking or loan agreement, which may ultimately be unsuccessful.

Furthermore, the Company and its affiliates may also pledge and grant security over its crypto assets to secure loans. In the event that the Company or its affiliates defaults under its obligations with respect to the loan, including failure to repay the principal amount of the loan or accrued interest, lenders may realize upon its security and take possession to such pledged crypto assets.

The crypto assets that are staked, loaned or pledged to third parties by the Company include crypto assets held by Valour for the purposes of hedging its ETPs. The Company is exposed to a potentially significant liquidity risk if, for example, the aggregate sale of ETPs exceed the quantum of uncommitted cryptocurrency available to the Company to satisfy such sale requests. A similar risk applies with respect to individual reserves of each type of cryptocurrency should the sale of ETPs, and correspondingly, the underlying cryptocurrency, exceed the Company’s available reserves.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Momentum Pricing Risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and DeFi protocol token market prices are determined primarily using data from various exchanges, over- the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and DeFi Protocol tokens inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company’s cryptocurrency and DeFi protocol token inventory and thereby affect the Company’s shareholders.

The profitability of our operations will be significantly affected by changes in prices of cryptocurrencies, DeFi protocol tokens and other digital assets. Cryptocurrencies, DeFi protocol tokens and other digital assets prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond our control, including use of such cryptocurrencies, DeFi protocol tokens and other digital assets in the DeFi industry, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrencies, DeFi protocol tokens and other digital assets prices should decline and remain at low market levels for a sustained period, we could determine that it is not economically feasible to continue activities.

The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on several factors, including, but not limited to:

•	changes in liquidity, market-making volume, and trading activities;

•	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

•	decreased user and investor confidence in crypto assets and crypto platforms;

•	negative publicity or events and unpredictable social media coverage or “trending” of crypto assets;

•	the ability for crypto assets to meet user and investor demands;

•	the functionality and utility of crypto assets and their associated ecosystems and networks;

•	consumer preferences and perceived value of crypto assets and crypto asset markets;

•	regulatory or legislative changes and updates affecting the cryptoeconomy;

•	the characterization of crypto assets under the laws of various jurisdictions around the world;

•	the maintenance, troubleshooting, and development of the blockchain networks;

•	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

•	interruptions in service from or failures of major crypto platforms;

•	availability of an active derivatives market for various crypto assets;

•	availability of banking and payment services to support crypto-related projects;

•	level of interest rates and inflation;

•	national and international economic and political conditions;

•	global cryptocurrency supply;

•	changes in the software, software requirements or hardware requirements underlying a blockchain network;

•	competition for and among various cryptocurrencies; and

•	actual or perceived manipulation of the markets for cryptocurrencies.

Cryptocurrencies, DeFi Protocol Tokens and Digital Assets Volatility Risk

As Valour’s ETPs track the market price of cryptocurrencies and DeFi protocol tokens, the value of the Common Shares relates partially to the value of such cryptocurrencies and DeFi protocol tokens, and fluctuations in the price of cryptocurrencies, DeFi protocol tokens and other digital assets could materially and adversely affect an investment in the Common Shares. Several factors may affect the price of cryptocurrencies, DeFi protocol tokens and other digital assets, including: the total number of cryptocurrencies, DeFi protocol tokens and other digital assets in existence; global cryptocurrency, DeFi protocol tokens and other digital assets demand; global cryptocurrencies, DeFi protocol tokens and other digital assets supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies, DeFi protocol tokens and other digital assets; interest rates; currency exchange rates, including the rates at which cryptocurrencies, DeFi protocol tokens and other digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies, DeFi protocol tokens and other digital assets from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies, DeFi protocol tokens and other digital assets as a form of payment or the purchase of cryptocurrencies, DeFi protocol tokens and other digital assets; the availability and popularity of businesses that provide cryptocurrencies, DeFi protocol tokens and other digital assets and blockchain-related services; the maintenance and development of the open-source software protocol of various cryptocurrency or DeFi protocol networks; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrencies, DeFi protocol tokens and other digital assets economy participants that the value of cryptocurrencies, DeFi protocol tokens and other digital assets will soon change; and fees associated with processing a cryptocurrency, DeFi protocol token or other digital asset transaction.

Cryptocurrencies, DeFi protocol tokens and other digital assets have historically experienced significant intraday and long-term price volatility. If cryptocurrency, DeFi protocol token and other digital asset markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their Common Shares at a time when the price of cryptocurrencies, DeFi protocol tokens and other digital assets is lower than it was when they purchased their Common Shares. In addition, investors should be aware that there is no assurance that cryptocurrencies, DeFi protocol tokens and other digital assets will maintain their long term value in terms of future purchasing power or that the acceptance of cryptocurrencies, DeFi protocol tokens and other digital assets payments by mainstream retail merchants and commercial businesses will continue to grow.

Cybersecurity Threats, Security Breaches and Hacks

As with any other computer code, flaws in cryptocurrency and DeFi protocol source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies and / or DeFi protocol tokens can occur.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Company. The security procedures and operational infrastructure of the Company may be breached due to the actions of outside parties, error or malfeasance of an employee of the Company or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s crytocurrency account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of the Company to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of the Company’s accounts occurs, the market perception of the effectiveness of the Company could be harmed.

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack

Cryptocurrency Exchanges and other Trading Venues are Relatively New

The Company and its affiliates manages its holdings of cryptocurrency, DeFi protocol tokens and other digital assets through cryptocurrency exchanges. In particular, Valour relies on cryptocurrency exchanges to be able to buy and sell the digital assets which its ETPs track. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, in the past, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of these exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. On August 24, 2017 and June 11, 2018, the Canadian Securities Administrators published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws.

While the Company does not have operations in the United States, the Company reviews development of the cryptocurrency regulatory environment in the United States on an ongoing basis due to the proximity of United States to Canada and the Company’s application to list the Common Shares on the Nasdaq Stock Market. In comparison to traditional securities or commodities markets, U.S. law and regulation remains thinly developed with respect to financial services provided to the cryptocurrency and crypto asset markets. Although recent years have seen some guidance emerge with respect to the question of whether a crypto asset constitutes a security for certain purposes under U.S. law, there remains little or no clear legal authority or established practice with respect to the application to crypto assets of concepts like staking and lending of cryptocurrency, fungibility, settlement, trade execution and reporting, collateralization rehypothecation, custody, repo, margin, restricted securities, short sales, bankruptcy and insolvency and many others. Some or all of these concepts may be needed for crypto-related marketplaces to continue to grow, mature and attract institutional participants; there can be no assurances that rules and practices for such concepts will develop in the United States in a manner that is timely, clear, favorable to the Company or compatible with other jurisdictions’ regimes in which the Company operates. Furthermore, to the extent the Company offers any of these financial services, emerging regulation or enforcement activity may have a material impact on the Company’s ability to continue providing such service thereby affecting the Company’s revenues and profitability as well as its reputation and resources.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency investments at unfavorable prices and may adversely affect the Company’s shareholders.

U.S. Classification of Crypto Assets and Investment Company Act of 1940

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). Bitcoin and Ether are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on 19 our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.” The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

Additionally, we do not currently intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). If certain crypto assets that form a part of our ETPs are determined to be crypto assets, we may be obligated to register as an investment company under the Investment Company Act, and we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

• limitations on capital structure;
• restrictions on specified investments;
• prohibitions on transactions with affiliates; and
• compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Further, the classification of certain crypto assets as securities could draw negative publicity and a decline in the general acceptance of the crypto asset, which could have a negative effect on our ETPs that contain such crypto assets.

DeFi Venture Portfolio Exposure

Given the nature of the Company’s DeFi Venture activities, the results of operations and financial condition of the Company are dependent upon the market value of the securities, tokens and cryptocurrencies that comprise DeFi Venture’s portfolio assets. Market value can be reflective of the actual or anticipated operating results of companies or projects in the portfolio and/or the general market conditions that affect the technology, crypto and DeFi sectors. Various factors affecting these sectors could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company’s investments are mostly in early stage ventures that may never mature or generate adequate returns or may require a number of years to do so. Junior companies may never achieve commercial success. This may create an irregular pattern in the Company’s investment gains and revenues (if any) and an investment in the Company’s securities may only be suitable for investors who are prepared to hold their investment for a long period of time. Macro factors such as commodity prices, the growth and decline of disruptive technologies, including DeFi technologies, and global political and economic conditions could have an adverse effect on the mining, technological and Defi sectors, thereby negatively affecting the Company’s portfolio of investments. Company and project-specific risks, such as the risks associated with emerging companies and project in the technology, crypto and DeFi sectors generally, could have an adverse effect on one or more of the investments in the portfolio at any point in time. Company, project and industry-specific risks that materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company’s cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s cryptocurrency holdings. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company’s cryptocurrency holdings.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.

Further Development and Acceptance of Cryptocurrency and DeFi Networks

The further development and acceptance of cryptocurrency and other cryptographic and algorithmic protocols governing the issuance of transactions in cryptocurrencies and DeFi Protocols, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of such networks may adversely affect the value of the corresponding cryptocurrencies and DeFi Protocol tokens, and thus may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

•	continued worldwide growth in the adoption and use of cryptocurrencies and DeFi;

•	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency and DeFi systems;

•	changes in consumer demographics and public tastes and preferences;

•	the maintenance and development of the open-source software protocol of relevant networks;

•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	general economic conditions and the regulatory environment relating to digital assets and decentralized finance; and

•	negative consumer sentiment and perception of cryptocurrencies.

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company’s operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted, for example as a means of payment for goods and services, by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services or other direct use cases that may arise. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company’s operations, investment strategies, and profitability. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

There are material risks and uncertainties associated with custodians of digital assets

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third- party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of the Company’s cryptocurrencies could be lost, stolen or destroyed. If the Company’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy the Company’s claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency and DeFi protocol token transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies or DeFi protocol tokens may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Potential Failure to Maintain the Cryptocurrency Networks

Many cryptocurrency networks, including the Bitcoin Network, operates based on an open-source protocol maintained by the core developers of such networks and other contributors. As such protocols are not sold and their uses do not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating such network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop such networks and the core developers may lack the resources to adequately address emerging issues with such network protocol. Although the many networks, including the Bitcoin Network, is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the such network protocol and the core developers and opensource contributors are unable to address the issues adequately or in a timely manner, such networks and an investment in the Common Shares may be adversely affected.

Potential Manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

Miners May Cease Operations

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners in relevant networks, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.

Risks Related to Insurance

The Company intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

Concentration of Investments

Other than as described herein, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavorable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area. As at December 31, 2021, the Company’s investments through its Defi Venture business arm comprise of $8,311,150 represented approximately 1.8% of the Company’s total assets.

Competition

We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. The DeFi ETPs and DeFi Infrastructure business line compete against several companies and expect that we will face even more competition in the future. These competitors could have various competitive advantages over us, including but not limited to:
•	greater name recognition, longer operating histories, and larger market shares;

•	larger sales and marketing budgets and organizations;

•	more established marketing, banking, and compliance relationships;

•	greater resources to make acquisitions;

•	lower labor, compliance, risk mitigation, and research and development costs;

•	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

•	substantially greater financial, technical, and other resources.

If we are unable to compete successfully, or if competing successfully requires the Company to take costly actions in response to the actions of the Company’s competitors, the Company’s business, operating results, and financial condition could be adversely affected.

Harm to the Company’s brand and reputation could adversely affect the Company’s business. The Company’s reputation and brand may be adversely affected by complaints and negative publicity about the Company, even if factually incorrect or based on isolated incidents. Damage to the Company’s brand and reputation may be caused by:

•	cybersecurity attacks, privacy or data security breaches, or other security incidents;

•	complaints or negative publicity about us, our ETPs, our management team, our other employees or contractors or third-party service providers;

•	actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors or third-party service providers;

•	unfavorable media coverage;

•	litigation involving, or regulatory actions or investigations into our business;

•	a failure to comply with legal, tax and regulatory requirements;

•	any perceived or actual weakness in our financial strength or liquidity;

•	any regulatory action that results in changes to or prohibits certain lines of our business;

•	a failure to operate our business in a way that is consistent with our values and mission;

•	a sustained downturn in general economic conditions; and

•	any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public’s perception of us or our industry as a whole.

Private Issuers and Illiquid Securities

Through its DeFi Ventures business line, the Company invests in securities and / or digital assets of private issuers or projects. These may be subject to trading restrictions, including hold periods, and there may not be any market for such securities or digital assets. These limitations may impair the Company’s ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers or projects are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of the Company’s private investments, or that the Company will otherwise be able to realize a return on such investments.

The value attributed to securities and / or digital assets of private issuers or projects will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can actually be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

The Company may also invest in illiquid securities of public issuers. A considerable period of time may elapse between the time a decision is made to sell such securities and the time the Company is able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that the Company will be unable to realize its investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, the Company may be prohibited by contract or by law from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

The Company may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

Cash Flow, Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, proceeds from the disposition of investments, management fees of ETPs and staking and lending activities of cryptocurrencies and DeFi protocol tokens. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to us, if the value of our investments decline, resulting in losses upon disposition, if there is low demand for our ETPs, resulting in lack of management fees received, and if rates provided by counterparties for staking and lending decrease.

Dependence on Management Personnel

The Company is dependent upon the efforts, skill and business contacts of key members of management, the Board and the Advisory Board, for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals who are not obligated to remain consultants to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow existing assets and raise additional funds in the future.

Sensitivity to Macro-Economic Conditions

Due to the Company’s focus on decentralized finance industry, the success of the Company’s investments is interconnected to the growth of disruptive technologies. The Company may be adversely affected by the falling share prices of the securities of investee companies, cryptocurrencies, DeFi Protocol tokens and other crypto assets, as the trading price for the Common Shares may reflect the estimated aggregate value of the Company’s portfolio of investments and assets under management. The factors affecting current macro-economic conditions are beyond the control of the Company.

Available Opportunities and Competition for Investments

The success of the Company’s DeFi Ventures line of business will depend upon: (i) the availability of appropriate investment opportunities; (ii) the Company’s ability to identify, select, acquire, grow and exit those investments; and (iii) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, may be better capitalized, have more personnel, have a longer operating history and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of attractive investments.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of the companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the mining, technological and cryptocurrency industries and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments.

Additional Financing Requirements

The Company anticipates ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available on acceptable terms, at an acceptable level or at all. Any additional equity financing may cause shareholders to experience dilution, and any debt financing would result in interest expense and possible restrictions on the Company’s operations or ability to incur additional debt. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability to grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the Company’s securities will earn any positive return in the short term or long term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments. In addition, past performance provides no assurance of future success.

Management of the Company’s Growth

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on the Company’s managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company’s technical, administrative and financial controls and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on the Company’s operating results and overall performance.

Due Diligence

The due diligence process undertaken by the Company in connection with investment opportunities may not reveal all facts that may be relevant in connection with the investments. Before making investments, the Company conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company relies on resources available including information provided by the target of the investment and, in some circumstances, third- party investigations. The due diligence process that is carried out with respect to investment opportunities may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Exchange Rate Fluctuations

A significant portion of the Company’s cryptocurrency, DeFi protocol tokens and digital asset holdings could be invested in United States dollar denominated investments or other foreign currencies. Changes in the value of the foreign currencies in which the Company’s investments are denominated could have a negative impact on the ultimate return on its investments and overall financial performance.

Non-controlling Interests

The Company’s investments include debt instruments and equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities directly from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Company does not agree or that the majority stakeholders or the management of the investee company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the value of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Changes in Legislation and Regulatory Risk

There can be no assurance that laws applicable to the Company or the businesses in which the Company invests, including securities legislation, will not be changed in a manner which adversely affects the Company. If such laws change, such changes could have a negative effect upon the value of the Company and upon investment opportunities available to the Company.

Risks Relating to the Financial Condition of the Company

Limited Operating History as a DeFi Company

The Company announced its focus in the DeFi industry on January 19, 2021. The Company’s limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate the Company’s prospects. To the extent that the Company is able to execute its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. Investment in the securities of the Company is highly speculative given the nature of the Company’s business.

The Company’s success will depend on many factors, including some which may be beyond its control or which cannot be accounted for at this time, such as the market’s acceptance of the products of its investee companies, the emergence of potential competitors, and changes in economic conditions. For the reasons discussed in this section and elsewhere in this AIF, it is possible that the Company may not generate revenues or profits in the foreseeable future or at all.

No History of Operating Revenue and Cash Flow

The Company is dependent on financings and future cash flows to meet its obligations. The future performance of the business and the ability of the Company’s subsidiaries to provide the Company with payments may be constrained by factors such as, among others: success of the Company’s corporate strategy, economic downturns; technological and regulatory changes; the cash flows generated by operations, investment activities and financing activities; and the level of taxation, particularly corporate profits and withholding taxes. If the Company is unable to generate sufficient cash from operations, the Company may be required to incur indebtedness, raise funds in a public or private equity or debt offering, or sell some or all of its assets. There can be no assurance that any such financing will be available on satisfactory terms or that it will be sufficient.

The Company may be subject to limitations on the repatriation of earnings in each of the countries where the Company, including its investee companies, do business. In particular, there may be significant withholding taxes applicable to the repatriation of funds from foreign countries to Canada. There can be no assurance that changes in regulations, including tax treaties, in and among the relevant countries where the Company or its investee companies do business will not take place, and if such changes occur, they may adversely impact the Company’s ability to receive sufficient cash payments from its subsidiaries.

Insufficient Cash Flow and Funds in Reserve

The Company’s cash flow and funds in reserve may not be sufficient to fund its ongoing activities at all times and from time to time and it may require additional financing in order to carry out its activities. In addition, the Company may incur major unanticipated liabilities or expenses. Although the Company has been successful in the past in financing its activities, there can be no assurance that the Company will be able to obtain additional financing on commercially acceptable terms. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of Company. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, the Company’s access to additional financing may be affected. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. Due to uncertainty in the capital markets, the Company may from time to time have restricted access to capital and increased borrowing costs. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and prospects may be affected materially and adversely as a result.

The Company, along with all other companies, may face reduced cash flow and restricted access to capital if the global economic situation deteriorates. A prolonged period of adverse market conditions may impede the Company’s ability to grow and complete additional acquisitions, if desired. In addition, a prolonged period of adverse market conditions may impede the Company’s ability to service any of its loans or arrange alternative financing when the existing loans become due. In each case, the Company’s business, financial condition, results of operations and prospects would be adversely affected.

Conflicts of Interest may Arise

Certain current or future directors and officers of the Company and its subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matter.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares.

Shareholders’ Interest in the Company may be Diluted in the Future

If the Company raises additional funding by issuing additional equity securities, or securities convertible into equity, such financing may substantially dilute the interests of shareholders.

The Company has Never Paid Dividends and may not do so in the Foreseeable Future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future.

MULTILATERAL INSTRUMENT 52-109 DISCLOSURE

Evaluation of disclosure controls and procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation, and that such information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal controls over financial reporting

The CEO and CFO, together with other members of Management, have designed internal controls over financial reporting based on the Internal Control–Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 1992). These controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual audited financial statements in accordance with IFRS.

We have not identified any changes to our internal control over financial reporting which would materially affect, or is reasonably likely to materially affect, our internal control over financial reporting.

The CEO and CFO, together with other members of Management, have evaluated the effectiveness of internal controls over financial reporting as defined by National Instrument 52-109, and have concluded, based on our evaluation that they are operating effectively as at December 31, 2021.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 2 of its annual audited financial statements for the years ended December 31, 2021 and 2020.

Future accounting change

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and rseported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:

Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets was classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair Value for Bitcoin, Ethereum, Cardano, Polkadot, Solana and Uniswap is determined by taking the price at 17:30 CET from Kraken, Bitstamp, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the Exchange Trade Products (“ETP”). Fair value for the other digital assets is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share- based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

Contingencies

Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. Recoverable amounts are also sensitive to assumptions about the future usefulness of in-process development and the related marketing rights. See Note 6 for the discussion regarding impairment of the Company’s non-financial assets.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations. To date, COVID-19 has had minimal effect on the Company’s operations or on the Company’s ability to finance its operations.

Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs. processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.